June 3, 2005

By Facsimile (310) 556-2920 and U.S. Mail

Janet S. McCloud
Christensen, Miller, Fink, Jacobs,
     Glaser, Weil & Shapiro, LLC
10250 Constellation Blvd.
Los Angeles, California 90067

Re:  	General Motors Corporation
	Schedule TO-T/A filed by Tracinda Corporation on May 26, 2005
	File No. 005-42630

Dear Ms. McCloud:

      We have the following additional comments on the above referenced filing:

Schedule TO-T

General
1. We note that you have added Mr. Kerkorian as a co-bidder in this tender offer in response to comment 1 in our prior letter dated May
19, 2005. However, that comment also asked you to revise the body of the offer to purchase to ensure that all of the disclosure required by Schedule TO was provided as to Mr. Kerkorian individually. You have not provided the financial statement disclosure for Mr. Kerkorian required by Instruction 4 to Item 10 of Schedule TO. See the next comment below regarding our view as to the materiality of financial statement disclosure in the context of this offer. In addition, please be sure to add Mr. Kerkorian`s name as a filer on the cover page of all future amendments to the Schedule.

Item 10. Financial Statements
2. As noted in prior comment 2, we continue to believe that financial statements for Tracinda Corp. are required in the context of this offer. Instruction 2 to Item 10 of Schedule TO-T describes those circumstances in which financial statements are not considered material in the context of a tender offer. Tracinda Corp. is not a reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and this is a partial offer. Therefore, the presumption of non-materiality does not apply in the context of this offer. If this offer is fully subscribed, Tracinda Corp will become the third largest shareholder of General Motors. As such, its financial statement disclosure is material for reasons other than its ability to pay for tendered shares. Please revise to include the financial statements required by Item 10 of Schedule TO.
3. See the last two comments above. Advise how you will disseminate the revised offer materials, in light of the materiality of the financial statements omitted in the original offer materials. Note that shareholders must be afforded adequate time from the date they receive this new disclosure to review and act upon it. Therefore, advise whether you intend to extend the offer period beyond the scheduled expiration.

Section 12.  Conditions to the Offer, page 16
4. We note your response to prior comment 10. However, we continue to be concerned that many of the listed offer conditions are so broadly drafted as to potentially make it impossible for a General Motors security holder to determine what events or occurrences will allow you to terminate the offer. In this regard, many of your conditions appear to contain an excessive subjective element, and may be so broad as to render the offer illusory. For example, paragraph
(b) addresses events that may have a materially adverse effect on General Motors or on the value of your shares and paragraph (e) discusses actions that might prohibit, restrict or delay consummation of the offer or otherwise could materially adversely affect your business. You should revise your disclosure accordingly, for example by speaking in more definitive terms. Similarly, paragraph
(a)(iii)
should quantify the term "material change" for purposes of this condition.

Closing
      As appropriate, please amend your Schedule TO-T in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.








      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

         	               					Very truly
yours,



                 	          					Jeffrey B.
Werbitt
							Attorney-Advisor
							Office of Mergers and
Acquisitions

cc: 	Richard E. Sobelle, Esquire
      Tracinda Corporation
      150 South Rodeo Drive, Suite 250
      Beverly Hills, California 90212





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Janet S. McCloud, Esquire
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE